SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of                      December                     , 2002

SHELL CANADA LIMITED

(Translation of registrant’s name into English)

400 – 4 Avenue S.W., Calgary, Alberta. T2P 0J4

(Address of principal executive offices)

     (indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☒

     (indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

SIGNATURES
FOR IMMEDIATE RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED

(Registrant)

Date: December 19, 2002	By: “H.W. LEMIEUX”

(Signature)

H.W. Lemieux, Vice President

(Name and Title)

By: “J.M. COULL”

(Signature)

J.M. Coull, Assistant Secretary

(Name and Title)

FOR IMMEDIATE RELEASE
WEDNESDAY, DECEMBER 18, 2002

Shell Canada announces change in Chief Financial Officer

Calgary, Alberta — Shell Canada announced today that Steinar Støtvig, the company’s Chief Financial Officer (CFO), has elected to retire effective March 31, 2003, after almost 39 years of service with Shell.

Mr. Støtvig joined Shell Canada as CFO in 2000, following a number of senior finance positions in Royal Dutch/Shell Group companies around the world.

Shell also announced that Ms. Cathy Williams, currently Controller, Shell Europe Oil Products in London, will return to Shell Canada as Chief Financial Officer, effective April 1, 2003.

Ms. Williams joined Shell Canada as a senior analyst in 1984 and progressed through assignments in Finance and Oil Products until she was named Treasurer, Shell Canada in 1994. Ms. Williams began her current international posting in 2001.

For further information contact:

Investor Inquiries: Jim Fahner Manager, Investor Relations (403) 691-2175	Media Inquiries: Jan Rowley Manager, Public Affairs (403) 691-3899